                                                             Exhibit (a)(1)(SSS)


            [LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]


                                                       December 30, 2002

BY HAND
-------

The Honorable Stephen P. Lamb
Vice Chancellor
Court of Chancery
500 North King Street
Wilmington, Delaware 19801


              Re: Dolphin Limited Partnership I, L.P., et al. v. NCS
                  Acquisition Corp. et al., Civil Action No. 20101
                  ------------------------------------------------

Dear Vice Chancellor Lamb:

     I write on behalf of defendants NCS Healthcare, Inc. ("NCS"),
Boake A. Sells and Richard L. Osborne (collectively, the "NCS Defendants")
to oppose Plaintiffs' Attorneys' application for a temporary restraining order (the "TRO Application") setting aside $13,500,000 of the consideration to be paid to NCS stockholders for payment of their attorneys' fees and expenses.
A TRO is an extraordinary remedy that "will be granted only where it appears that immediate action is required to preserve the status quo and to prevent an immediately threatened irreparable injury that will occur before the matter can be heard on a motion for a preliminary injunction." MacFadden Holdings,
Inc. v. John Blair & Co., No. 8489, 1986 WL 7356 at *3 (Del. Ch. July 2, 1986)
(attached hereto as Exhibit E). As the party seeking a TRO, Plaintiffs' Attorneys bear the heavy burden of showing a reasonable probability of success on the merits, irreparable injury if the TRO is not granted and that the balancing of hardships favors them. See id.; Sarabyn v. Jessoc, Inc., No. 07, 1978 WL 2504, at *2-*3 (Del. Ch. Sept. 20, 1978) (refusing to restrain shareholder meeting scheduled to vote on merger agreement) (attached hereto as Exhibit F). Plaintiffs' Attorneys cannot satisfy any of these requirements.(1)
---------------
(1) Enclosed are courtesy copies of the NCS Defendants Motion to Invervene and
                                                                  (continued...)

The Honorable Stephen P. Lamb
December 30, 2002
Page 2

         First, pursuant to the terms of NCS/Omnicare Merger Agreement and Omnicare's Supplement to the Offer to Purchase for Cash NCS Acquisition Corp. ("December 23 Tender Offer Supplement"), NCS stockholders are entitled to $5.50 per share "net to the seller in cash." (NCS/Omnicare Merger Agreement at 1) (emphasis added) (attached hereto as Exhibit A) Any amount of attorneys' fees deducted from the merger consideration would deprive NCS stockholders of the $5.50 per share they have been promised. The size of the fee request (in absolute terms, larger than any fee amount previously granted by this Court in a reported decision, with the exception of Joseph v. Shell Oil Co., Nos. 7450, 7699, 1985 WL 150466 (Del. Ch. Apr. 22, 1985) (awarding $15 million in fees)
(attached hereto as Exhibit G), coupled with the relatively small number of shares in the class represented, would materially decrease the consideration to be received by stockholders.(2)

         Second, Omnicare does not have the right to alter the tender offer consideration under the NCS/Omnicare Merger Agreement. Section 1.1 of the NCS/Omnicare Merger Agreement provides that "without the consent of the Company [NCS], Parent [Omnicare] and Sub [NCS Acquisitioni Corp.] shall not ... (ii) reduce the consideration payable in the Offer; or (vi) amend any other term of the Offer in any manner adverse to the Company Stockholders." (NCS/Omnicare Merger Agreement 'SS'1.1) (emphasis added) If Omnicare had desired to set aside a

------------

(1)    (...continued)
       Answer of the NCS Defendants in Intervention filed with the Court today.

(2) Excluding the Class A shares held by the individual defendants and their families, Plaintiffs purport to represent an uncertified class of stockholders owning 18,142,534 shares of Class A Common Stock. See Consolidated Amended Complaint at [p]24; Tender Offer at 5; Osborne 21; Outcalt 86; Sells 20; Shaw 88. The Omnicare Tender Offer purports to provide "$5.50 net to the seller in cash", or approximately $3.90 more per share than the NCS/Genesis Merger Agreement as of July 28, 2002 (without considering the differing tax consequences of the two transactions). The net benefit to the class is thus approximately $70,760,000. Plaintiffs' Attorneys' fee demand represents 19.08% of the benefit, and would effectively reduce the merger consideration for the class to less than $5.00 per share.

The Honorable Stephen P. Lamb
December 30, 2002
Page 3

portion of the merger proceeds to pay Plaintiffs' Attorneys' fees, it could have raised the issue prior to entering into the NCS/Omnicare Merger Agreement. Omnicare never did so. Moreover, this issue could not have been overlooked by Omnicare, which was well-aware of Plaintiffs' participation and, indeed, was actively working with Plaintiffs during the course of the litigation. In fact, this demand for fees could not have come as any surprise to Omnicare, which has already agreed to pay $22 million to Genesis to terminate its merger agreement with NCS.

         Omnicare's December 23 Tender Offer Supplement similarly emphasizes that the tender offer price is "$5.50 per share net to the seller in cash, without interest and less required withholding taxes." (December 23 Tender Offer Supplement at 1) (emphasis added) (attached hereto as Exhibit B) Although the Tender Offer Supplement discloses that Plaintiffs' Attorneys had indicated they would seek an order from the Court of Chancery setting aside a portion of the payment made to NCS stockholders, Omnicare has no right under the NCS/Omnicare Merger Agreement to reduce the price, which is $5.50 per share "net to the seller in cash." (NCS/Omnicare Merger Agreement at 1) (emphasis added) Nowhere in the NCS/Omnicare Merger Agreement did the parties indicate that the offer price of $5.50 per share "net to the seller in cash" would be reduced by Plaintiffs' Attorneys' fees. (NCS/Omnicare Merger Agreement at 1) (emphasis added)

         The current price of NCS's stock also demonstrates that NCS stockholders and the public have no expectation that the offer price of $5.50 will be reduced in order to pay attorneys' fees. NCS Class A Common Stock traded at between $5.40 and $5.41 per share on December 27. See December 27, 2002 Yahoo Finance Stock Quote (attached hereto as Exhibit C). If Plaintiffs' Attorneys' fees were to be deducted from the merger consideration, and trading in NCS Stock accounted for this deduction, NCS Common Stock should instead be trading at less than $5.00, a price which would reflect the merger consideration after this deduction. In addition, NCS stock has consistently traded well in excess of $5.00 per share since the announcement of Omnicare's "irrevocable offer" of $5.50 on December 12, 2002.

         Third, it is typically the case that an acquirer will agree to pay class counsel's fees, subject to its right to challenge the amount of those fees and the court's approval. See, e.g., Mentor Graphics Corp. v. Quickturn Design Sys., Inc.,

The Honorable Stephen P. Lamb
December 30, 2002
Page 4

789 A.2d 1216, 1221 (Del. Ch. 2001) (noting that after class plaintiffs filed TRO to place portion of merger consideration in escrow for payment of attorneys' fees, acquirer agreed to pay attorneys' fees itself, leaving full amount of merger consideration for shareholders); In re Dunkin' Donuts S'holders Litig., Civ. A. No. 10825, 1990 WL 189120, at *3 (Del. Ch. Nov. 27, 1990)
(noting tender offeror agreed to cause target to pay class plaintiffs' attorneys' fees to facilitate tender offer) (attached hereto as Exhibit K). This is undoubtedly what Omnicare had in mind when it specifically agreed to pay $5.50 net to the seller in cash. See In re First Interstate Bancorp Consol. S'holder Litig., 756 A.2d 355, 362 (Lamb, V.C.) (Del. Ch. 1999) (applying equitable principles to require acquirer to pay plaintiffs' attorneys' fees).

         Finally, Plaintiffs have failed to satisfy their burden of justifying the amount of the tender offer consideration which they seek to have withheld. There is no doubt that Plaintiffs' Attorneys received substantial assistance from Omnicare's counsel in their litigation efforts. Prior to Omnicare's dismissal for lack of standing, its counsel took the lead at all of the depositions and handled the bulk of the briefing. Even after Omnicare was dismissed, Omnicare continued to participate in the preparation of litigation documents used by Plaintiffs' Attorneys. Indeed, the footer of the office of Omnicare's local counsel appeared on documents filed by Plaintiffs' Attorneys. See Notice of Objection to Restrictions On Public Access (filed November 11,
2002) (attached hereto as Exhibit D). Omnicare's counsel has also represented to counsel for the NCS Defendants that it performed the majority of the work in the shareholder action, even after Omnicare's action was dismissed. See In re MCA, Inc. S'holder Litig., Civ. A. No. 11740, 1993 WL 43024, at *6 (Del. Ch. Feb. 16,
1993) aff'd 633 A.2d 370 (Del. 1993) (reduced attorneys' fees awarded will be awarded where benefit is partly caused by activities of others) (attached hereto as Exhibit H).

         Moreover, NCS understands Plaintiffs' Attorneys claim to have spent approximately 3,000 hours on this matter. In light of their $13,500,000 fee demand, that number works out to approximately $4,500 per hour. By any standard, that is simply too high. See In re North American Phillips Stockholders Litig., 1987 WL 28434, at *1 (Del. Ch. Dec. 16, 1987) (requiring consideration of time and labor expended) (attached hereto as Exhibit I); see also In re McCaw Cellular Communications, Inc. S'holder Litig., Civ. A. NO. 12793, 1994 WL 544017, at *3-4 (Del. Ch.

The Honorable Stephen P. Lamb
December 30, 2002
Page 5

Oct. 18, 1994) (refusing to rule on fee application where plaintiffs' counsel "played no role in negotiating the merger transaction that is the foundation for the claimed benefit" and provided no other basis for determining reasonable fee) (attached hereto as Exhibit J).

         Plaintiffs have not met the heavy burden required of them before this Court will issue a TRO. Accordingly, the TRO Application should be denied.


                                                 Respectfully,

                                                 /s/ Edward P. Welch
                                                 ---------------------------
                                                 Edward P. Welch


cc:   Register in Chancery (by hand delivery)
      Joseph A. Rosenthal, Esquire (by hand delivery)
      Robert J. Kriner, Jr., Esquire (by hand delivery)
      Donald J. Wolfe, Jr., Esquire (by hand delivery)
      Jon E. Abramczyk, Esquire (by hand delivery)
      Edward M. McNally, Esquire (by hand delivery)